Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,
	2000	2001	2002	2003	2004
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$79,316	$97,613	$107,495	$88,169	$108,601
Fixed charges	28,438	15,755	33,344	39,779	41,657
Amortization of capitalized interest	459	465	471	462	463
Capitalized interest	(1,282)	(764)	(231)	(102)	(426)

Total earnings	$106,931	$113,069	$141,079	$128,308	$150,295

FIXED CHARGES:
Interest expense	$27,009	$14,606	$22,907	$36,597	$37,893
Capitalized interest	1,282	764	231	102	426
Debt expense amortization	—	253	9,950	2,830	3,056
Rent expense representative of interest factor	147	132	256	250	282

Total fixed charges	$28,438	$15,755	$33,344	$39,779	$41,657

Ratio of earnings to fixed charges	3.8	7.2	4.2	3.2	3.6

*	Excludes equity investment income and minority interest expense.